Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, March 27, 2008

To the holders of Delhaize Group

American Depositary Shares:

This letter is being furnished to the holders of Delhaize Group American Depositary Shares (ADSs) as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with the extraordinary general meeting of shareholders to be held on Friday, April 25, 2008, at 3:00 p.m., local time, at the Corporate Support Office of the company, Square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

At the extraordinary general meeting, provided that a quorum of at least fifty percent of the company’s share capital is present at the meeting, Delhaize Group’s shareholders will consider and vote on amendments to the articles of association concerning (i) the power of the Board of Directors of the Company (the “Board”) to have the Company repurchase its own shares in the ordinary course of business, (ii) the ability for the Company to use an electronic register for its registered securities, (iii) the shareholdings’ disclosures and (iv) voting through electronic devices at shareholder meetings, all as further detailed in this information statement. A comparison of the current language and the proposed revised language of the articles of association is available on the Internet at Delhaize Group’s website (www.delhaizegroup.com).

If this quorum requirement is not satisfied on April 25, 2008, the agenda items will be re-proposed along with ordinary general meeting agenda items at a combined ordinary and extraordinary general meeting of shareholders to be held on May 22, 2008 at 3:00 p.m., local time, at the same location, without a quorum requirement. Delhaize Group’s depositary, The Bank of New York Mellon, has fixed the close of business on March 14, 2008 as the record date for the determination of holders of Delhaize Group ADSs entitled to vote at the April 25 meeting and, accordingly, only holders of Delhaize Group ADSs who are otherwise entitled to vote and who are holders of record at the close of business on that date will be entitled to notice of, and to vote at the April 25 meeting.

You may vote your shares with respect to the April 25 meeting by following the procedures specified in a separate notice by Delhaize Group’s Depositary, The Bank of New York, which accompanies this letter. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at (704) 633-8250 ext.2529. If you have questions regarding voting procedures, please contact The Bank of New York toll free within the United States at 1-877-853-2191 or at 1-212-815-3700 for international calls.

Pierre-Olivier Beckers
President and Chief Executive Officer

Item (1)

Amendment to Article 10, 4th Indent of the Articles of Association

The Board is authorized under Article 10 of the Company’s articles of association, for a period of 18 months expiring on November 24, 2008, to purchase, in the ordinary course of business, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares at a per share purchase price no less than one Euro (Euro 1) and at a maximum unit price not higher than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. The Board could make such purchases, on behalf of the Company, for instance for investment purposes or to cover exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

The Board proposes that the shareholders approve an amendment to Article 10, fourth indent of the Company’s articles of association, which grants authority to the Board to purchase in the ordinary course of business, on behalf of the Company, a maximum of ten percent (10%) of the outstanding Delhaize Group ordinary shares for a new period of eighteen months beginning on the date of shareholders’ approval at a per share purchase price no less than one Euro (Euro 1) and no greater than twenty percent (20%) above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (2)

Amendment to Article 12 of the Articles of Association

The Board proposes that the shareholders approve the addition of a fourth indent to Article 12 of the Company’s articles of association which allows the Company to hold the register of its registered securities in electronic form and to outsource the maintenance and administration of any electronic register to a third party.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (3)

Amendment to Article 13 and Addition of a new Article 48 of the Articles of Association

The Board proposes that the shareholders approve the addition of two indents after the third indent of article 13 of the articles of association (the second indent proposed being in replacement of the current fourth indent of article 13) in order to adapt the articles of association to the new Belgian legislation on disclosure of significant shareholdings. The changes proposed to article 13 relate to the modifications of the events giving rise to the disclosure obligation and the time period to make the disclosure notification.

Since the new legislation will not enter into force until September 1, 2008, the Board also proposes that the shareholders approve the insertion of a new article 48 in the articles of association, which shall provide that the changes to article 13 shall not enter into force until September 1, 2008.

The Board of Directors unanimously recommends that the shareholders vote FOR these proposals.

Item (4)

Amendment to Article 37 of the Articles of Association

Article 37, fourth indent of the Company’s articles of association currently provides that votes are expressed at any general meeting by raising hands or by calling names. The Board proposes that the shareholders approve an amendment to the fourth indent to Article 37 of the Company’s articles of association which would allow shareholders of the Company physically attending a general meeting to express their votes through electronic devices.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Item (5)

Powers to Implement the Proposals

The Board proposes that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to remove from time to time from the articles of association of the company any provision subject to a time limitation which has expired and to carry out all necessary or useful formalities to that effect.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.

Annex 1 to

Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Agenda of the extraordinary general meeting to be held at the Corporate Support Office of the company on April 25, 2008 at 3:00 p.m. C.E.T.

1.	Powers of the Board of Directors with respect to acquisition of shares of the Company in the ordinary course of business.

Proposed resolution: Proposal to replace the fourth indent of article 10 of the articles of association with the following text:

“On April 25, 2008, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of eighteen (18) months as from the date of the extraordinary general meeting of April 25, 2008 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

2.	Electronic register of registered securities.

Proposed resolution: Proposal to add the following indent after the third indent of article 12 of the articles of association:

“The register of registered shares, the register of registered subscription rights and the register of any registered bonds issued by the company are held in electronic form. The board of directors may decide to outsource the maintenance and administration of any electronic register to a third party. All entries in the registers, including transfers and conversions, can validly be made on the basis of documents or instructions which the transferor, transferee and/or holder of the securities, as applicable, may send electronically or by other means, and the company may accept and enter any transfer in the registers resulting from correspondence or other documents evidencing the consent of the transferor and the transferee.”

3.	Shareholdings’ disclosure.

3.1	Proposed resolution: Proposal to add the following two indents after the third indent of article 13 of the articles of association, the second indent proposed herebelow being in replacement of the current fourth indent of article 13:

“A disclosure is also required when, as a result of events changing the breakdown of voting rights, the percentage of the voting rights attached to the voting right securities reaches, exceeds or falls below the thresholds provided for in the first and second paragraphs above, even when no acquisition or disposal of securities has occurred. A similar disclosure is also required when persons or legal entities enter into, modify or terminate an agreement of action in concert, when as result thereof, the percentage of the voting rights subject to the action in concert or the percentage of the voting rights of one of the parties to the agreement of action in concert reaches, exceeds or falls below the thresholds mentioned in the first and second paragraphs above.

Disclosure statements relating to the acquisition or transfer of securities which are made pursuant to this article must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest the fourth trading day following the day on which (i) the person or legal entity learns of the acquisition or the disposal or the possibility of exercising voting rights, or, having regard to the circumstances, should have learned it, regardless of the date on which the acquisition, disposal or possibility of exercising voting rights takes effect, (ii) the person or legal entity is informed of the event changing the break down of voting rights, (iii) an agreement of action in concert is entered into, modified or terminated, or (iv) for securities acquired by succession, the succession is accepted by the heir, as the case may be, under the benefit of inventory.”

3.2	Proposed resolution: Proposal to add a new article 48 to the articles of association:

“Article 48 – Disclosure of significant shareholdings - The fourth and fifth paragraphs of article 13 of these articles, as they have been adopted by the shareholders meeting of April 25, 2008 will only apply beginning September 1, 2008, the date of the entering into force of the Law of May 2, 2007 on the disclosure of significant shareholdings. Until such date, any disclosure statements made pursuant to the first, second and third paragraphs of article 13 must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest on the second business day after the occurrence of the event giving rise to the notification or, in case of securities acquired by succession, within 30 days after such succession has been accepted, in accordance with the Law of 2 March 1989 on the disclosure of significant shareholding.”

4.	Use of electronic devices to vote at the general meeting.

Amendment of article 37, 4th indent of the articles of association.

Proposed resolution: Proposal to replace the fourth indent of article 37 of the articles of association with the following text:

“Votes are expressed by raising hands, by calling names or through electronic devices, unless otherwise decided by the shareholders meeting.”

5.	Powers.

Proposed resolution: Proposal to approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the extraordinary general meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect. In addition, the extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to remove from time to time from the articles of association of the company any provision subject to a time limitation which has expired.”

Annex 2 to

Exhibit 99.2

Event #62279 - 1:Delhaize Group    3/25/08    12:59 PM    Page 1

Event # 62279-1	Fitch Group 25383	Proof 4

¢	¢

Extraordinary General Meeting of Delhaize Group S.A.

Date:	Friday, April 25, 2008

See Voting Instruction On Reverse Side.

Please make your marks like this:  ☒  Use dark black pencil or pen only

BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS

Directors Recommend

	For	Against	Abstain	i

1.	☐	☐	☐	For

2.	☐	☐	☐	For

3.1	☐	☐	☐	For

3.2	☐	☐	☐	For

4.	☐	☐	☐	For

5.	☐	☐	☐	For

¢	Authorized Signatures - This section must be completed for your instructions to be executed.	¢

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

h  Please separate carefully at the perforation and return just this portion in the envelope provided.  h

Extraordinary General Meeting of Delhaize Group S.A. to be held

Friday, April 25, 2008

For Holders as of March 14, 2008

INTERNET		TELEPHONE
1-866-813-0939
Go To www.proxypush.com/deg • Go to the website address listed above. • Have your Voting Instruction Form ready. • Follow the simple instructions that appear on your computer screen.	OR	• Use any touch-tone telephone. • Have your Voting Instruction Form ready. • Follow the simple recorded instructions.

MAIL
OR	• Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 3:00 pm, Eastern Time April 17, 2008.

PROXY TABULATOR FOR

PROXY PROCESSING
P.O. BOX 3549
S HACKENSACK, NJ 07606-9249

EVENT #

CLIENT #

OFFICE #

Copyright © 2007 Mediant Communications LLC. All Rights Reserved

Event #62279 - 1:Delhaize Group    3/25/08    12:59 PM    Page 2

Event # 62279-1	Fitch Group 25383	Proof 4

All properly submitted voting instructions received by The Bank of New York by 3:00 p.m. Eastern Time on April 17, 2008 will be cast1 at the first call of the Extraordinary General Meeting of Shareholders to be held on April 25, 2008. Should a quorum of 50% of the Company’s share capital not be present at the first call of the Extraordinary General Meeting of Shareholders, the agenda items proposed for such meeting will be re-proposed along with Ordinary General Meeting agenda items at a combined Ordinary and second call of the Extraordinary General Meeting of Shareholders to be held on May 22, 2008, without a quorum requirement.

If you abstain on any resolution you will be deemed to have voted in favor of that particular resolution.

In the event a second call of the Extraordinary General Meeting of Shareholders is necessary, the voting instructions received by The Bank of New York with respect to the first call of the Extraordinary General Meeting of Shareholders to be held on April 25, 2008 will not be recast at the combined Ordinary and second call of the Extraordinary General Meeting of Shareholders to be held on May 22, 2008. Holders of American Depositary Receipts will receive a separate proxy voting card for all agenda items of the combined Ordinary and second call of the Extraordinary General Meeting of Shareholders.

[1]	Subject to compliance with the applicable blocking procedure described below.

DELHAIZE GROUP

Instructions to The Bank of New York, as Depositary

(Must be received prior to 3:00 PM (N.Y. Time) on April 17, 2008)

The undersigned holder of American Depositary Receipts, evidencing American Depositary Shares ( “ADS”) of Delhaize Group (the “Company”), hereby requests and instructs The Bank of New York, as Depositary, to vote or cause to be voted the number of ordinary shares of the Company represented by such ADSs, registered in the name of the undersigned on the books of the Depositary as of the close of business March 14, 2008 at the Extraordinary General Meeting of Shareholders to be held on April 25, 2008.

In order to exercise voting rights, a holder who is not an owner on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to cause the delivery of such holder’s ADSs to a blocked account with the Depository Trust Company for the account of the Depositary.

The ADSs shall remain in the designate blocked account at the Depositary Trust Company or shall be held by the Depositary, as the case may be, until the day after the meeting at which such voting rights are to be exercised, at which time they shall be promptly re-delivered to or for the account of the holder.

Following any deposit of ADSs, a holder of ADSs may still sell or otherwise dispose of such ADSs, provided, however, that any voting instructions with regard to ordinary shares of the Company represented by such ADSs that such holder may have given will be invalidated.

PROXY TABULATOR FOR

DELHAIZE GROUP

PROXY PROCESSING

P.O. BOX 3549

S HACKENSACK, N.J. 07606-9249

Annex 3 to

Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

A complete version of the proxy materials relating to the 2008 Extraordinary General Meeting is available for viewing on the internet by visiting Delhaize Group’s website at http://www.delhaizegroup.com.

If you would like to obtain a hard copy of the proxy materials at no cost to you, please call The Bank of New York Mellon, our depositary bank, at 1-800-555-2470 or write to:

Proxy Services Corporation

200 A Executive Drive

Edgewood, NY 11717